Exhibit 99.9

DESCRIPTION OF CAPITAL STOCK

The following is a summary description of the capital stock of Capital Clean Energy Carriers Corp. (the “Corporation”) and of certain provisions of its Articles of Incorporation of the Corporation (the “Articles of Incorporation”) and the Bylaws of the Corporation (the “Bylaws”). Because it is a summary, the following description is not complete and is subject to and qualified in its entirety by reference to the Articles of Incorporation and Bylaws. The Marshall Islands Business Corporations Act (the “MIBCA”) may also affect the terms of our capital stock.

The Corporation was originally formed as a Marshall Islands limited partnership named “Capital Product Partners L.P.”, and on August 26, 2024 converted into a Marshall Islands corporation with entity number 127653 with the Marshall Islands Registrar of Corporations (the “Conversion”). For purposes of the following description of capital stock, references to “us,” “we” and “our” refer to the Corporation following the Conversion.

Purpose

Our purpose, as provided in Article II of the Articles of Incorporation, is to engage in any lawful act or activity for which corporations may be organized under the MIBCA.

Authorized Capitalization

Our authorized capital stock consists of 500,000,000 common shares, par value $0.01 per share, of which immediately upon the Conversion, 58,387,313 are issued and outstanding and 1,551,061 are treasury shares, and 100,000,000 preferred shares with par value of $0.01, none of which are issued and outstanding immediately upon the Conversion. All of our shares are in registered form. The Articles of Incorporation do not permit the issuance of bearer shares.

The Corporation’s Board of Directors (the “Board of Directors”) has the authority to fix by resolution or resolutions the designations and powers, preferences and rights, and the qualifications, limitations and restrictions of each series of preferred shares that are not inconsistent with applicable law and the Shareholders’ Agreement dated August 26, 2024 (the “Shareholders’ Agreement”), among the Corporation, Capital Maritime & Trading Corp. (“CMTC”), Capital Gas Corp. (“Capital Gas”) and Capital GP L.L.C (“Capital GP” and together with CMTC and Capital Gas, the “Capital Parties”). The Board of Directors may issue preferred shares on terms calculated to discourage, delay or prevent a change of control or the removal of our management.

There is no limitation on the right to own our securities or the rights of non-resident or foreign shareholders to hold or exercise voting rights on our securities under Marshall Islands law, the Articles of Incorporation or the Bylaws.

Description of Common Shares

Unless otherwise required by applicable law or provided in the Articles of Incorporation, each holder of common shares entitled to vote at any meeting of shareholders shall be entitled to one vote for each common share held by such shareholder which has voting power upon the matter in question. Subject to preferences that may be applicable to any preferred shares then outstanding, holders of common shares are entitled to receive ratably (on a per share basis) all dividends, if any, declared by the Board of Directors out of funds legally available for dividends. Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred shares having liquidation preferences, if any, the holders of our common shares will be entitled to receive pro rata based on the number of common shares held our remaining assets available for distribution. Holders of our common shares do not have conversion or redemption rights. Holders of our common shares do not have any preferential or preemptive rights to subscribe for, purchase or receive any of our shares of any class or series or any options or warrants for such shares, or any rights to subscribe to or purchase such shares, or any securities convertible into or exchangeable for such shares, which may at any time be issued, sold or offered for sale by us. The rights, preferences and privileges of holders of our common shares are subject to the rights of the holders of any preferred shares that we may issue in the future. If any series of preferred shares are issued with more or less than one vote for any share, on any matter, every reference in the Articles of Incorporation and the Bylaws to a majority or other proportion of stock or shares shall refer to such majority or other proportion of the votes of such stock or shares.

Generally, Marshall Islands law provides that the holders of a class of stock of a Marshall Islands corporation are entitled to a separate class vote on any proposed amendment to the relevant articles of incorporation that would change the aggregate number of authorized shares or the par value of that class of shares or alter or change the powers, preferences or special rights of that class so as to affect the class adversely.

The Articles of Incorporation, the Bylaws and the MIBCA do not contain transfer restrictions on our common shares. Common shares that have been entered into the book-entry system of The Depository Trust Company (“DTC”) are registered in the name of Cede & Co., as nominee for DTC, and transfers of beneficial ownership of shares held through DTC will be effected by electronic transfer made by DTC participants. Transfers of shares held outside of DTC in book-entry form through Computershare, our transfer agent and registrar, will be effected by an instrument of transfer. The transfer of certificated shares will be effected by presenting and surrendering the certificates to us or our transfer agent. A valid transfer requires the registered certificates to be properly endorsed for transfer as provided for in the certificates and accompanied by proper instruments of transfer.

Shareholder Meetings

Annual and special meetings of shareholders will be held at such date, time and place as determined by us. Special meetings of the shareholders (i) may be called at any time by the Board of Directors and (ii) shall be called by our secretary, upon receipt in accordance with our Bylaws of a written request by one or more shareholders who own shares representing at least 25% of the voting power of the outstanding shares entitled to vote on the matter or matters to be brought before the proposed special meeting. The right of shareholders to call a special meeting of the shareholders is limited, to the fullest extent permitted by applicable law, to the calling of special meetings to vote on any matters except for the election of directors to the Board of Directors. Notice of every annual and special meeting of shareholders shall be given not less than 15 nor more than 60 days before such meeting to each registered shareholder entitled to vote at such meeting. Meetings of shareholders may be held in or outside of the Marshall Islands. If so determined by the Board of Directors, to the extent permitted by applicable law, the shareholder meetings may be held by means of remote communication. The Board of Directors may set a record date that is not less than 15 nor more than 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting.

At each meeting of shareholders, except where otherwise provided by applicable law or the Articles of Incorporation, the holders of one-third of the voting power of the outstanding shares entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. When a quorum is once present to organize a meeting, it shall not be broken by the subsequent withdrawal of any shareholders. In the absence of a quorum, the holders of a majority of the voting power of the outstanding shares present at the meeting in person or by proxy may adjourn the meeting.

To the fullest extent permitted by applicable law, any action required or permitted by the MIBCA to be taken at a meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Directors

Our directors will be elected by a majority of the votes cast at a meeting of shareholders at which quorum is present, provided that directors will be elected by the vote of a plurality of the votes cast at a meeting of shareholders at which quorum is present and for which (i) the secretary receives a notice pursuant to the Bylaws that a shareholder intends to nominate a director or directors and (ii) such proposed nomination has not been withdrawn by such shareholder on or prior to the tenth day preceding the date we first mail notice of such meeting to the shareholders. Cumulative voting shall not be used to elect directors.

The Board of Directors shall consist of not fewer than three nor more than 11 directors, as fixed from time to time by the Board of Directors or by the shareholders, but the number of directors shall not be reduced so as to shorten the term of any director at the time in office. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more class or series of preferred shares shall have the right, voting separately as a class, to elect one or more directors, the then authorized number of directors shall be increased by the number of directors to be elected, and the terms of the director or directors elected by such holders shall expire at the next annual meeting of shareholders. The Shareholders’ Agreement provides that for so long as the Capital Parties have the right to nominate at least one nominee to the Board of Directors, the Board of Directors shall consist of eight directors. Pursuant to the Shareholders’ Agreement, until CMTC and its affiliates cease to own at least 25% of the outstanding common shares, CMTC and its affiliates will have the right to nominate three out of the eight directors to the Board of Directors. If the holdings of CMTC and its affiliates fall below 25% but remain above 15% of the outstanding common shares, CMTC and its affiliates thereafter will have the right to nominate two out of eight directors. If the holdings of CMTC and its affiliates fall below 15% but remain above 5% of the outstanding common shares, CTMC and its affiliates thereafter will have the right to nominate one out of eight directors. If the holdings of CMTC and its affiliates fall below 5%, CMTC thereafter will no longer have any rights to nominate directors to the Board of Directors. The remaining members of the Board of Directors will be nominated by the Nominating Committee of the Board of Directors.

Directors elected at each meeting of shareholders shall hold office until the next annual meeting of shareholders, and until their successors are elected and qualified or until their earlier death, resignation, disqualification or removal. The Board of Directors has the authority to fix the compensation of directors.

The Bylaws require shareholders proposing nominations for the election of directors to give us advance notice. This does not apply to the designation of director nominees by the Capital Parties pursuant to the Shareholders’ Agreement. Any director or the entire Board of Directors may be removed, only for cause, by the holders of a majority of the voting power of the shares then entitled to vote at an election of directors. These provisions may discourage, delay or prevent the removal of incumbent directors.

Subject to the terms and preferences of any preferred shares, newly created directorships resulting from an increase in the number of directors and vacancies occurring on the Board of Directors for any reason, whether because of death, resignation, disqualification or any other reason, may be filled by a majority of the directors then in office (provided that the selection of the individual to fill such vacancy shall be made in accordance with the Shareholders’ Agreement so long as the Shareholders’ Agreement remains in effect), although less than a quorum, or by the sole remaining director. A director elected to fill a newly created directorship or a vacancy shall serve for the remainder of the full term of the director whose death, resignation or removal shall have created such vacancy and until his or her successor has been elected and qualified or until his or her earlier death, resignation, disqualification or removal.

The MIBCA provides that no contract or transaction between us and one or more of our directors or officers will be void or voidable solely for the following reason, or solely because the director or officer is present at or participates in the meeting of the board of directors or committee thereof which authorizes the contract or transaction, or solely because his or her or their votes are counted for such purpose, if (1) the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the board of directors or committee, and the board of directors or committee approves such contract or transaction by a vote sufficient for such purpose without counting the vote of such interested director, or, if the votes of the disinterested directors are insufficient to constitute an act of the board, by unanimous vote of the disinterested directors; or (2) the material facts as to such director’s interest in such contract or transaction and as to any such common directorship, officership or financial interest are disclosed in good faith or known to the shareholders entitled to vote thereon, and such contract or transaction is approved by vote of such shareholders. See also “Certain Shareholder Relationships” below.

Dividends

Declaration and payment of any dividend is subject to the discretion of the Board of Directors. Our dividend policy may be changed at any time, and from time to time, by the Board of Directors. The timing and amount of dividend payments to holders of our shares will depend on, among other things, shipping market developments and the charter rates we are able to negotiate when we charter our vessels, our cash earnings, financial condition and cash requirements, and could be affected by a variety of factors, including increased or unanticipated expenses, the loss of a vessel, required capital expenditures, reserves established by the Board of Directors, refinancing or repayment of debt, additional borrowings, compliance with the covenants in our financing arrangements, our anticipated future cost of capital, access to financing and equity and debt capital markets, including for the purposes of refinancing or repaying existing debt, asset valuations, other factors described in our filings with the Securities and Exchange Commission (the “SEC”) from time to time and the applicable provisions of Marshall Islands law. The MIBCA generally prohibits the payment of dividends other than from surplus or while we are insolvent or if we would be rendered insolvent upon paying the dividend, or if payment would be contrary to any restrictions contained in the Articles of Incorporation. In light of the factors described above and elsewhere in our filings with the SEC, there can be no assurance that we will pay any dividends on our shares.

Shareholders’ Derivative Actions

Under the MIBCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder or a holder of a beneficial interest of shares both at the time the derivative action is brought and at the time of the transaction to which the action relates, or that the shares or such holder’s interest therein devolved upon such holder by operation of law.

Dissenters’ Rights of Appraisal and Payment

Under the MIBCA, our shareholders have the right to dissent from various corporate actions, including mergers or consolidations or sales of all or substantially all of our assets not made in the usual and regular course of our business, and receive payment of the fair value of their shares, in each case subject to exceptions. For example, the right of a dissenting shareholder to receive payment of the fair value of its shares is not available for the shares of any class or series of shares, which shares at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders to act upon the agreement of merger or consolidation or any sale or exchange of all or substantially all of the property and assets of the corporation not made in the usual course of its business, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders. In the event of any amendment of the Articles of Incorporation, a shareholder also has the right to dissent and receive payment for their shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the MIBCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the MIBCA procedures involve, among other things, the institution of proceedings in the High Court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Limitations on Liability and Indemnification of Directors and Officers

The MIBCA authorized corporations to, in their articles of incorporation, limit or eliminate personal liability of directors to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties; provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its shareholders; (ii) for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) for any transaction from which the director derived an improper personal benefit. The Articles of Incorporation include provisions that eliminate the personal liability of directors and officers for monetary damages for breach of fiduciary duties as directors or officers, as applicable, to the fullest extent permitted by the MIBCA.

The Bylaws provide for the indemnification of any person who is a party or is threatened to be made a party to legal proceeding (other than an action by or in the right of the Corporation) because such person is or was a director or officers of ours, or is or was serving at our request as a director or officer of another entity, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The rights of indemnification and advancement set forth in the Bylaws are not exclusive of any other rights to which an indemnitee may be entitled. The Bylaws also authorize us to purchase and maintain insurance on behalf of any person who is or was our director or officer or is or was serving at our request as a director or officer of another entity.

Certain Shareholder Relationships

In the Articles of Incorporation we renounced, to the fullest extent permitted by law, any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity which may be a corporate opportunity for CMTC or any of its affiliates (the “Identified Persons”) and us or our affiliates. No Identified Person has any duty to refrain from directly or indirectly (a) engaging in the same or similar business activities or lines of business in which we or our affiliates engage or propose to engage, or (b) otherwise competing with us or our affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to us or our shareholders or to any of our affiliates for breach of any fiduciary duty solely because such Identified Person engages in any such activities. In the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for such Identified Person and us or our affiliates, such Identified Person, to the fullest extent permitted by law, has no duty to communicate or offer such transaction or business opportunity to us or our affiliates and, to the fullest extent permitted by law, shall not be liable to us or our shareholders or to any of our affiliates for breach of any fiduciary duty as a shareholder, director or officer of ours because such Identified Person pursues or acquires such corporate opportunity for themselves, or offers or directs such corporate opportunity to another person. We did not renounce our interest in any corporate opportunity (a) offered to any Identified Person if (i) such opportunity is expressly offered to such Identified Person solely in their capacity as a director or officer of ours, (ii) such Identified Person believed that we possessed, or would reasonably be expected to be able to possess, the resources necessary to exploit such opportunity and (iii) we or our subsidiaries are directly engaged in such business at the time such opportunity is offered to such Identified Person or (b) required to be offered to the us pursuant to Section 3.7 of the Umbrella Agreement dated as November 13, 2023 among us, CMTC and Capital GP.

The Articles of Incorporation also provide that no contract, agreement, arrangement or transaction entered into between us and/or any of our subsidiaries, on the one hand, and an Identified Person, on the other hand, before the Conversion shall be void or voidable or be considered unfair to us or any of our subsidiaries solely because such Identified Person is a party thereto, or because any directors, officers or employees of such Identified Person were present at or participated in any meeting of the Board of Directors, or a committee thereof, or the board of directors, or committee thereof, of any of our subsidiaries, that authorized the contract, agreement, arrangement or transaction, or because such Identified Person’s votes were counted for such purpose. We and our subsidiaries may from time to time enter into and perform contracts, agreements, arrangements or transactions with an Identified Person. To the fullest extent permitted by law, no such contract, agreement, arrangement or transaction, nor the performance thereof by us or our subsidiaries or an Identified Person, shall be considered contrary to any fiduciary duty owed to us, any of our subsidiaries or to any of our or our subsidiaries’ stockholders by any director or officer so long as such contract, agreement, arrangement or transaction, in addition to any requirements under applicable law, is (i) approved by a majority of the members of a committee of the Board of Directors comprised solely of independent directors, (ii) approved by the vote of holders of a majority of the outstanding common shares (excluding common shares owned by the Identified Persons), (iii) on terms no less favorable to us or our subsidiary, as applicable, than those generally being provided to or available from unrelated third parties or (iv) fair to us, taking into account the totality of the relationships between the parties involved.

Business Combinations with Interested Shareholders

The Articles of Incorporation include provisions which prohibit us from engaging in a business combination with an interested shareholder for a period of three years following the time such shareholder became an interested shareholder, unless:

•	prior to such time, the Board of Directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder;

•

upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our shares entitled to vote in the election of directors outstanding at the time the transaction commenced; or

•

at or subsequent to such time the business combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66-2⁄3% of the outstanding shares entitled to vote in the election of directors which are not owned by the interested shareholder, its affiliates or its associates.

For purposes of these provisions, an “interested shareholder” means any person (other than us and our subsidiaries) that (i) is the owner of 15% or more of our shares entitled to vote in the election of directors, or (ii) is our affiliate or associate and was the owner of 15% or more of our outstanding shares entitled to vote in the election of directors at any time within the three year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder, and the affiliates and associates of such person. The term “interested shareholder” shall not include (A) any person, and its affiliates and associates, that together with its affiliates and associates (excluding us and our subsidiaries) owned shares in excess of the 15% limitation on the effective date of the Conversion for so long as such person, together with its affiliates and associates continues to own 15% or more of the our outstanding shares entitled to vote in the election of directors; or (B) any person whose ownership of shares in excess of the 15% limitation is the result of action taken solely by us; provided that such person specified in clause (B) shall be an interested shareholder if thereafter such person acquires additional shares entitled to vote in the election of directors, except as a result of further corporate action not caused, directly or indirectly, by such person.

Requirement to Provide Information

The Articles of Incorporation require shareholders to provide to us such information as we may request in order to determine our status as exempt from taxation on gross income from the international operation of a ship or ships within the meaning of Section 883 of the U.S. Internal Revenue Code of 1986, as amended.

Certain Marshall Islands Company Considerations

Our corporate affairs are governed by the Articles of Incorporation, the Bylaws and the MIBCA. The provisions of the MIBCA resemble provisions of the corporation laws of a number of states in the United States, including Delaware. While the MIBCA also provides that, for non-resident corporations such as us, it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few court cases interpreting the MIBCA in the Marshall Islands, and we cannot predict whether Marshall Islands courts would reach the same conclusions as Delaware or other courts in the United States. Accordingly, you may have more difficulty in protecting your interests under Marshall Islands law in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction that has developed a substantial body of case law. Furthermore, the Marshall Islands lacks a bankruptcy statute, and in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving the Corporation, the bankruptcy laws of the United States or of another country having jurisdiction over us would apply. The following table provides a comparison between certain statutory provisions of the MIBCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware
Shareholder Meetings

Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held in or outside of the Marshall Islands.	May be held in or outside of Delaware.

Notice:	Notice:

Whenever shareholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.	Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

A copy of the notice of any meeting shall be given personally or sent by mail or by electronic transmission not less than 15 nor more than 60 days before the meeting. If sent by electronic transmission, notice given shall be deemed given when directed to a number or electronic mail address at which the registered shareholder has consented to receive notice.	Written notice shall be given to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting not less than 10 nor more than 60 days before the meeting.

Shareholders’ Voting Rights

Unless otherwise provided in the articles of incorporation, any action required by the BCA to be taken at a meeting of shareholders may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, shall be signed by all the shareholders entitled to vote with respect to the subject matter thereof, or if the articles of incorporation so provide, by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	Any action required to be taken by a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Marshall Islands	Delaware

Any person authorized to vote may authorize another person or persons to act for him by proxy. No proxy shall be valid after the expiration of 11 months from the date thereof unless otherwise provided in the proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after 3 years from its date, unless the proxy provides for a longer period.

Unless otherwise provided in the articles of incorporation or the bylaws, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the common shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Removal:	Removal:

If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.

Any or all of the directors may be removed for cause by vote of the shareholders. The articles of incorporation or the specific provisions of a bylaw may provide for such removal by action of the board.

Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote except: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, shareholders may effect such removal only for cause, or (2) if the corporation has cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.
Directors

Number of board members can be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.	Number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by amendment to the certificate of incorporation.

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

If the board of directors is authorized to change the number of directors, it can only do so by a majority of the entire board of directors and so long as no decrease in the number shortens the term of any incumbent director.
Dissenter’s Rights of Appraisal
Marshall Islands	Delaware

Shareholders have a right to dissent from any plan of merger, consolidation or sale or exchange of all or substantially all assets not made in the usual and regular course of business, and receive payment of the fair value of their shares. However, the right of a dissenting shareholder under the MIBCA to receive payment of the appraised fair value of his shares is not available for the shares of any class or series of stock, which shares at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of the shareholders to act upon the agreement of merger or consolidation or any sale or exchange of all or substantially all property and assets not made in the usual course of business, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders.	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed shares are the offered consideration or if such shares are held of record by more than 2,000 holders.

A holder of any adversely affected shares who does not vote in favor of or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

• alters or abolishes any preferential right of any outstanding shares having preference; or

• creates, alters or abolishes any provision or right in respect to the redemption of any outstanding shares; or

• alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

• excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholders’ Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time the action is brought and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.	In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board of directors or the reasons for not making such effort. Such action in the Marshall Islands shall not be discontinued, compromised or settled without the approval of the High Court of the Republic of the Marshall Islands.

Marshall Islands	Delaware

Reasonable expenses including attorneys’ fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the stock has a value of $50,000 or less.

Exchange Controls

Under Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to holders of our common shares that are neither Marshall Islands residents nor Marshall Islands citizens.

Marshall Islands Tax Consequences

The following is applicable only to persons who are not citizens of and do not reside in, maintain offices in or carry on business or conduct transactions or operations in the Marshall Islands.

Because we (including our subsidiaries) do not, and assuming that we (including our subsidiaries) continue not to, carry on business or conduct transactions or operations in the Marshall Islands, and because we anticipate that all documentation related to any offerings of our securities will be executed outside of the Marshall Islands, under current Marshall Islands law our shareholders will not be subject to Marshall Islands taxation or withholding tax on our dividends. In addition, our shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common shares, and our shareholders will not be required by the Marshall Islands to file a tax return related to our common shares.